FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

ALMADEN MINERALS LTD.

(Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada  V6C 2T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Press Release dated 01/07/04

Press Release dated 01/08/04

Almaden Minerals Ltd.

1103-750 West Pender St. Vancouver, B.C., Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  January 7, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Discovery and Acquisition of New Gold Projects, in B.C., Canada

Regional exploration work over the last two years in southwest British Columbia has identified three significant new   low-sulphidation epithermal gold-silver vein systems. The area where the three prospects are located was recognised during an initial reconnaissance program in 2001. Two of the three properties were identified and acquired in a 2003 field program. A 100% interest was acquired in all three projects by staking. All three prospects, known as the PV, NIC and SAM are accessible from nearby towns with excellent infrastructure, yet they represent new discoveries as there are no previously documented mineral occurrences or work histories in the area.

The initial area discovered in 2001 is the 1,650 hectare PV property which covers an area of quartz vein float occurrences. In 2001 and 2002 sampling of banded quartz-adularia vein and vein breccia in float returned values up to 43.34 g/t Au with anomalous silver (Ag), arsenic (As), antimony (Sb), and mercury (Hg). 117 rock samples of vein and mineralised float taken in 2001 and 2002 ranged from <0.5 g/t Au to 43.34 g/t Au and averaged 0.98 g/t Au. In 2003 a further area of vein float was discovered from which 15 analyses from fifteen samples of vein float ranged from 0.12 g/t Au to 3.95 g/t Au. A preliminary five line induced polarisation (IP) program was carried in 2003 and identified several prominent linear high resistivity features thought to represent quartz veining in the area of anomalous vein float.

The 300 hectare NIC property was staked in 2003 and covers an area of mineralised quartz vein occurrences. A total of 40 reconnaissance grab and chip samples collected from float and outcrop have returned gold analyses averaging 1.63 g/t Au. These samples include 20 samples with gold values ranging from 0.10 g/t Au to 23.60 g/t Au and from 1 g/t Ag to 180 g/t Ag. An outcropping quartz vein and breccia system was identified. Ten channel samples were taken at various intervals along the across the strike of the vein system which is exposed in outcrop over a 20 meter strike length. These results include 6.15 g/t over 0.5 meters, 3.72 g/t over 0.7 meters and 2.70 g/t over 1.4 meters.

The 1,075 hectare SAM property was also staked in 2003. Twenty two reconnaissance samples taken from both float and outcrop have returned gold analyses averaging 0.82 g/t gold. These samples include 13 gold values that range from 0.19 g/t Au to 8.68 g/t Au. An outcropping vein system has been identified on the SAM property as well. A six meter wide zone of veining, and brecciation in an altered host rock has returned a weighted average value from three samples of 0.47 g/t Au.

The work carried out on all three properties has resulted in the discovery of previously unknown epithermal quartz vein systems. The anomalous gold values are generally associated with elevated As, Sb, Hg and high Ag values. Initial fluid inclusion studies and alteration mineralogic and petrographic studies suggest that there has been very little erosion of the vein systems. This data compares well with the geochemistry which also suggests shallow erosion. The initial sampling is very encouraging and has resulted in the definition of several gold bearing vein systems. A work program for 2004 is currently being planned to better define targets for drilling.

Edward Balon, P.Geo. was the qualified person, under the meaning of National Instrument 43-101, supervising work on these projects. Analyses were carried out by Acme Analytical Laboratories of Vancouver.

Almaden currently has ten active joint ventures covering 12 properties, including seven properties in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

____________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

ALMADEN MINERALS LTD.

1103-750 W. Pender St. Vancouver, B.C. Canada V6C 2T8 ph. 604 689-7644 facs. 604 689-7645

NEWS RELEASE  January 8, 2004

Trading Symbol: AMM -TSX

www.almadenminerals.com

Progress Report on the El Pulpo Project, Mexico

The El Pulpo property is located north-east of Mazatlan and covers an area of approximately 200 square kilometres. Almaden Minerals Ltd. (Almaden) has optioned this property to Ross River Minerals Ltd. (Ross River) who can earn a 60% interest by spending US$3,000,000 and issuing 425,000 shares to Almaden. Almaden and Ross River have identified high grade porphyry related gold, silver and copper mineralisation over a surface area in excess of 12 square kilometres. The property hosts at least two copper-gold porphyry targets and three high grade gold vein targets. Ross River has provided the company with the following results in the form of a news release, an excerpt from which follows:

“Ross River Minerals Inc. (the 'Company') is pleased to report that the 2003 field season concluded with the Company completing 9.5 kilometres of new trail construction and expanding the already extensive Papaya and La Trucha vein systems on the Company's property located in Sinaloa State, Mexico. In addition, the Company discovered seventeen new mineralized veins. Of these, seven have greater than 300 metres of strike length traced to date. All seventeen remain open along strike.

The new 1.5 kilometre access trail to the La Trucha target passed through a well-mineralized new area (La Plancha) which shows very strong tourmaline-quartz-copper oxide and sulfide mineralization in five shallow dipping veins, one of which has 2.0 metres of exposed width. Four other veins have been identified in this area with lesser-exposed widths but with equally strong mineralization. A total of 37 rock samples were collected from the La Plancha area. The values ranged from trace to 7.68 g/t gold, trace to 1,531.1 g/t silver and trace to )10% copper. 30% of the samples analysed greater than 0.3 g/t gold and were re-assayed. The highest value was from a 0.4 metres wide tourmaline-quartz vein which contained 7.68 g/t gold, 1289.3 g/t silver, and )10% Cu.

At the La Trucha target 500 metres of trenching using a Cat D7E bulldozer has been completed to date. The southerly vein ('F'vein), was cut in two locations and showed strong fracturing and faulting within tourmaline-quartz veining and copper oxides. Assay results are pending. Further trenching using a tracked excavator will commence mid January 2004.

Exploration at the Papaya target included 1,200 metres of trail rehabilitation and over 350 metres of trenching at two locations in the down-dip (western) direction of the vein. At the northern location (Papaya Norte) the 40 degrees dipping quartz-tourmaline vein was exposed over 7 metres width. At the southern trenched area (Papaya Sur), 350 metres south of Papaya Norte, five subparallel veins identified to date, ranging from 0.1 to 1.5 metres wide, occur on the footwall (east) side of the 10 metre wide main vein. Assays are pending.

A newly discovered vein (Pitayo) has been found 200 metres southeast of the trenched Papaya Sur zone. The Pitayo vein appears to be subparallel to the Papaya vein and is exposed over greater than 4.0 metres width. Six other veins identified to date with lesser-exposed widths were discovered during trail access construction. Two of these veins are observed to be crosscutting and exhibit extensive copper and iron oxides. Assays are pending.

During January, as development of the 2 kilometre access trail along the Papaya vein continues, trenching to expose the full width of these veins will take place. Over 1,000 metres of reconnaissance geological mapping and rock sampling along the proposed trail/trench has revealed five mineralized areas to date, one of which includes the previously reported high gold value of 144.35 g/t gold, 231.1 g/t silver and 1.67% copper.

The Company has discovered a new zone (El Sauz), extending 1.6 kilometres north of the Papaya target, of tourmaline-quartz-copper oxide vein mineralization. A total of 26 samples were collected and analysed. Of these 46% contained greater than 0.3 g/t gold and were re-assayed. Values range from trace to 10.37 g/t gold, 0.15 g/t to 404.9 g/t silver, 0.02% to 2.21% copper. The highest assay from outcrop returned values of 10.37 g/t gold, 348.5 g/t silver, and 2.21% copper across 0.5 metres of exposed vein. The full vein width remains to be delineated.

In addition, during geological reconnaissance, a float sample of massive sulfide was found in a creek bed in the El Sauz area near the La Trucha and La Plancha drainage divide. The float sample returned values of 42.56 g/t gold, 4,737.3 g/t silver and, )10% copper. Its geochemistry is similar to other veins in the La Trucha area, however the source of this float has yet to be discovered.

The Company's 2004 exploration program on the Papaya and La Trucha targets has commenced and will consist of 111.5 line kilometres of line cutting, soil geochemistry and Induced Polarization and magnetometer geophysical surveys. In late January airborne photography covering the 200 square kilometre El Pulpo property will be completed followed by production of orthophoto and topographic maps and structural interpretation. Upon completion of the trail along the Papaya vein zone, further excavator trenching of the La Trucha and Papaya vein systems will follow. Following the completion of this work, targets will be defined and diamond drilling will commence on both the Papaya and La Trucha vein systems.

Paul Kallock P.Geo. is the qualified person supervising the work in this area. Assays are pending for 113 new rock samples submitted to Acme Analytical Laboratories Ltd., Vancouver, BC..”

Almaden believes these results to be very encouraging and are representative of a large gold bearing intrusive hosted vein system. Almaden currently has ten active joint ventures covering 12 properties, including seven properties in which partners are spending to earn an interest in the project and a regional exploration program with partner BHP Billiton underway to explore for copper-gold deposits in Mexico.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.

(Registrant)

By:/s/ Duane Poliquin

(Signature)

Duane Poliquin, President

Date:  January 13, 2004